LIBERTY STAR GOLD CORP

2766 N. Country Club Road	TEL: (520) 731-8786
Tucson, Arizona 85716-2204	FAX: (520) 844-1118
http://www.libertystargold.com/
July 17, 2006
NR 36	OTCBB: LBTS

FOR IMMEDIATE DISSEMINATION

LIBERTY STAR ENTERS URANIUM JOINT VENTURE AGREEMENT

Tucson, Arizona – July 17, 2006 – Liberty Star Gold Corp (the “Company”) is pleased to announce that it has entered into a joint venture letter agreement (“JV Agreement”) with Oriental Crystal (International) Limited (“OCR”) of Australia to explore and possibly mine three (3) Pipe targets from the Company’s North Pipes Super Project. Furthermore, we have allocated to the Joint Venture an area of approximately 22 square miles (the “JV Area”) where OCR can earn an interest in approximately 17 prospective uranium pipe targets in the future, out of our current total of 224 pipe targets.

The JV Agreement provides that upon payment of $3,000,000, including an immediate non-refundable payment of $100,000 to Liberty Star, OCR will earn a 50% interest in the Joint Venture. $2,900,000 of the funds will be spent towards the exploration activities of the Joint Venture. Once the $2,900,000 are expended, if further development is required on these 3 pipes, each party must contribute 50% of the requirement.

Within the JV Area, we have allocated the 3 pipe targets to the Joint Venture that we consider to be the most prospective. The other Pipes (pipe targets) within the JV Area will be the subject of a time limited right of first refusal in favour of OCR.

OCR is an Australian company trading on the Australian Stock Exchange (“ASX”). Completion of the JV Agreement is subject to the following outstanding conditions precedent, among others:

i.	OCR obtaining all necessary regulatory and shareholder approvals required to enter into and perform its obligations under the JV Agreement;
ii.	OCR completing an offer to the public of 25,000,000 shares at an issue price of AUS$0.20 each; and
iii.	OCR meeting the requirements of the ASX Listing Rules to be admitted to the official list of ASX.

The conditions precedent must be satisfied by November 15, 2006. In addition, it is intended that we will sign final, more definitive Joint Venture documents.

The three primary targets that have been allocated to the Joint Venture include the Elle, Hermina, and Hada pipe targets.

The Elle and Hermina Pipes have been defined by interpretation of circular features and down warped beds related to collapse breccia pipes and have interpreted sulfide minerals associated with them, indicated by electrical geophysical surveys starting at a depth of about 250 meters (825 feet).

Liberty Star has staked 1,131 standard US Federal lode mining claims (about 23,412 acres), in 77 separate blocks covering 224 breccia pipe targets located on the Colorado Plateau of Arizona. Further claim staking is ongoing. The Elle Project comprises 22 square miles or about 1.5% of the total area of the North Pipes Super Project of about 1,500 square miles.

ON BEHALF OF THE BOARD OF DIRECTORS

“James A. Briscoe”

James A. Briscoe,

President/Director

FORWARD LOOKING STATEMENTS

Statements in this news release that are not historical are forward looking statements. Forward looking statements in this news release include that OCR will pay the non-refundable $100,000 and the remaining $2,900,000; that the conditions precedent to the Joint Venture being formed will be fulfilled; that our pipe targets may have mineralization; that we will sign definitive joint venture documents; and that we will be able to stake further claims. It is important to note that the Company’s actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data, that OCR may not be able to raise sufficient funds to complete the payment obligations; that weather, new equipment may not perform as anticipated; logistical problems or hazards prevent us from exploration; that analysis of data may not be done accurately and at depth; results that we have found in any particular holes are not necessarily indicative of larger areas of our property; we may not be able to reach agreement with OCR on definitive agreements; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company’s most recent 10-KSB and the Company’s other periodic reports filed from time to time with the Securities and Exchange Commission.